Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333-278368) on Form F-3 and (Nos. 333-214520, 333-248419 and 333-269436) on Form S-8 of our report dated April 29, 2025, with respect to the consolidated financial statements of Nano Dimension Ltd. and the effectiveness of internal control over financial reporting.

Somekh Chaikin

Member Firm of KMPG International

Tel Aviv, Israel

April 29, 2025